

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2012

Via E-mail
Steven K. Sprague
President and Chief Executive Officer
Wave Systems Corp.
480 Pleasant Street
Lee, MA 01238

>    **Re:    Wave Systems Corp.**
>    **Form 10-K for the fiscal year ended December 31, 2011**
>    **Filed March 30, 2012**
>    **File No. 000-24752**

Dear Mr. Sprague:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note (3) Significant Accounting Policies

(m) Revenue Recognition, page F-12

1.    We note from your discussion on page 14 that for the order from BASF received in May 2011, you recognized the license and 2011 maintenance ratably over the balance of 2011 and the 2012 maintenance would be recognized ratably over the full year of 2012. You indicate in the description of your revenue recognition policy that VSOE does not exist for the maintenance component of your large customer class revenue arrangements. As

such, please explain how you were able to separately recognize revenue related to the 2012 maintenance.

Note (6) Acquisition of Safend, Ltd.

Adjustment for Receivables and Deferred Revenue, page F-17

2.      You indicate that certain previously filed financial statements relating to Safend, Ltd. should no longer be relied upon due to certain accounting errors and, further indicate that, as a result, presentation of unaudited pro forma financial information is impracticable. We also note from your Form 8-K filed on March 15, 2012 that you planned to restate the Safend, Ltd. financial statements and file those financial statements on an amended Form 8-K/A. Explain why the restated financial statements have yet to be filed. Also tell us how this delinquency impacts your ability to sell shares pursuant to your effective registration statements.

Adjustment for Royalty Obligations, page F-18

3.      Further explain the nature of the adjustment related to the obligation to the Israeli government and the adjustment to acquired intangible assets. Tell us how the obligation to the Israeli government compares to the amounts reflected in the historical financial statements of Safend, Ltd. Tell us, and consider clarifying in your disclosure, whether these adjustments were measurement period adjustments recognized in accordance with paragraph ASC 805-10-25-17. We refer you to ASC 805-10-50-6.

Unaudited Pro Forma Financial Information, page F-18

4.      We note that you state that due to the errors identified in the Safend financial statements presenting pro forma financial information is impracticable. Tell us why you believe that providing this information is impracticable as defined by ASC 250-10-45-9. We refer you to ASC 805-10-50-2(h).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief